GRASIM
ADITYA BIRLA GROUP

03 MAR 14 AM 7:21

March 4, 2003

By Air Mail
82-3322
SUPPL

Securities & Exchange Co[redacted]
Division of Corporate Financ
450, Fifth Street,
Washington DC 20459, USA

03007799

Sub.: **Appointment of common agency for Share Registry Work**

Dear Sir,

1. We refer to Circular No. D&CC/FITT/CIR-15/2002 dated 27th December 2002 and Circular No. D&CC/FITTC/CIR-18/2003 of SEBI whereby SEBI had directed all listed companies to appoint a common agency for Share Registry Work.

2. We hereby confirm that Grasim has its own In-house Share Department at the Registered Office of the Company at Birlagram, Nagda (M.P.) and it has also established direct connectivity with NSDL and CDSL from its Share Department.

3. As such, Grasim has complied with the aforesaid circulars of SEBI in respect of appointment of common agency for Share Registry Work.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
APR 10 2003
THOMSON FINANCIAL

GRASIM

ADITYA BIRLA GROUP

03 MAR 14 AM 7:21

March 3, 2003

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

This is to inform you that the Company has today concluded the sale of 15,03,79,023 equity shares of Rs.10/- each held in Mangalore Refinery and Petrochemicals Limited ("MRPL") to Oil & Natural Gas Corporation Limited ("ONGC"), as part of the sale of 29,71,53,518 equity shares of Rs.10/- each of MRPL of the Aditya Birla Group, consisting of Indian Rayon And Industries Limited, Hindalco Industries Limited and Indo Gulf Corporation Limited to ONGC at Rs.2/- per share. As disclosed earlier Grasim will be incurring a loss of Rs.208.62 crores which will be accounted in the fourth quarter.

A copy of the press release in this regard is enclosed.

Thanking you,

Yours faithfully,

AKMalu

Ashok Malu
Company Secretary

Encl.: as above

PRESS RELEASE

The Aditya Birla Group divests its stake in MRPL to ONGC

The Aditya Birla Group announced today that it has divested its entire 37.38% equity stake in MRPL for an aggregate value of Rs. 59.43 crores, representing a value of Rs. 2 per share to ONGC as per the Share Purchase Agreement signed between ONGC and Aditya Birla Group on 1st August 2002. The Transaction has been consummated after completion of all the conditions precedent including approvals from lenders and Government of India.

As stated earlier the strategic decision of the Group to divest its equity stake in MRPL was based on lack of leadership position in the sector, no presence in marketing of petroleum products, especially transportation fuels, and no significant synergies with other Group Companies. The decision is also in line with the recommendations of the Boston Consulting Group where the equity investment in MRPL was identified as "non-core".

Mangalore Refinery & Petrochemicals Limited (MRPL) is the first Joint-sector refining Company in oil sector incorporated in March 1988 based on a tripartite MOU among the Government of India, Hindustan Petroleum Corporation Limited and Indian Rayon And Industries Limited and its associates viz Hindalco Industries Limited, Grasim Industries Limited and Indo Gulf Corporation Limited (The Aditya Birla Group). The Group contributed in the successful commissioning of the refinery and over the last decade has also seen the capacity expansion of the refinery from 3.69 million ton per annum to over 9.69 million ton per annum. Since the inception, the Group has contributed Rs 471 crores towards MRPL's equity.

March 3, 2003.

Birla Management Corporation Limited
808 Dalamal House, Nariman Point, Mumbai – 400 021.
Tel: 2282 5826, 2285 2585 (D), 2285 0202. Fax: 2282 2069.
E-Mail: pragnyaram@adityabirla.com